UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Tecumseh Products Company

(Name of Issuer)

Common A Common Stock, par value $1.00 per share
Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

Class A - 878895200
Class B - 878895101

(CUSIP Numbers)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815
(301) 656-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878895200 / 878895101	13D/A	Page 2 of 3 Pages

This Amendment No. 1 (this “Amendment”) amends that certain Schedule 13D filed by Roumell Asset Management, LLC and by James C. Roumell (each, a “Reporting Person”) on January 14, 2013 (the “Original 13D”).  This Amendment and the Original 13 relate to the common stock of Tecumseh Products Company (the “Issuer”).  The principal executive office of the Issuer is 1136 Oak Valley Drive, Ann Arbor, Michigan 48108.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity.  Following a meeting between Mr. Roumell and Kent Herrick, the Chairman of the Issuer’s board of directors, on Friday, January 11, 2013, the Reporting Persons felt compelled to share certain information with other stockholders and to voice their opinions on certain matters to hopefully influence management and the board of directors to take steps maximize the value of the issuer for all stockholders.  Accordingly, the Reporting Persons sent a letter, dated January 14, 2013, to the Issuer’s board of directors.  A copy of the letter was filed with the Original 13D.  In light of recent developments, the Reporting Persons sent another letter to the Issuers’ board of directors on January 22, 2013.  A copy of this letter is being filed with this Amendment as Exhibit 7.03 and is incorporated herein by reference.  The Reporting Persons may also enter into discussions with third parties that may be interested in acquiring assets from the Issuer or may propose matters directly to the Issuer’s stockholders.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer.  The Reporting Persons have no current intention to purchase additional securities of the Issuer.  While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Issuer common stock beneficially owned by them, Roumell Asset Management may be required to sell shares of the Issuer’s common stock from time to time to accommodate client requests for account liquidations.  Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.  Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above and as incorporated by reference, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Form of Roumell Asset Management, LLC Investment Advisory Agreement (incorporated by reference to Exhibit 7.01to the Original 13D).

Exhibit 7.02	Letter to the Board of Directors of Tecumseh Products Company dated January 14, 2013
(incorporated by reference to Exhibit 7.02to the Original 13D).

Exhibit 7.03	Letter to the Board of Directors of Tecumseh Products Company dated January 22, 2013.

Exhibit 7.04	Joint Filing Agreement by and among the Reporting Persons, dated January 14, 2013 (incorporated by reference to Exhibit 7.03 to the Original 13D).

CUSIP No. 878895200 / 878895101	13D/A	Page 3 of 3 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: 01/22/2013	By:	/s/ James C. Roumell
James C. Roumell

Roumell Asset Management, LLC

Date: 01/22/2013	By:	/s/ James C. Roumell
James C. Roumell, President

Exhibit 7.03

Special Note Regarding Forward Looking Statements

The following letter contains "forward-looking statements" that are based on current expectations, estimates, forecasts and projections about the Issuer, its future performance, liquidity and Roumell Asset Management’s beliefs and assumptions.  While Roumell Asset Management assumptions are based on information it believes reliable, the assumptions have not been reviewed or verified by the Issuer.  Forward-looking statements are those that do not relate solely to historical fact.  They include, but are not limited to, any statement that may predict, forecast, indicate or imply future performance, achievements or events.  Factors that may cause expected results or events or circumstances discussed in the letter to not occur or to differ from expectations include general conditions in the capital markets; general economic conditions in the United States; global economic conditions in general and economic and political conditions Brazil and India in particular, as well as adverse changes in currency exchange rates.  All forward-looking statements involve risk and uncertainties. In light of these risks and uncertainties, anticipated events or circumstances discussed in the letter might not occur. Roumell Asset Management undertakes no obligation, and specifically declines any obligation, to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. There can be no assurance that the events described below will be realized or, even if substantially realized, that they will have the consequences described in the letter.
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[Roumell Asset Management Letterhead]

January 22, 2013

Dear Board of Directors of Tecumseh Products Company:

In light of Mr. Herrick stepping down as Chairman, we want to update our thoughts to the board.  First, we believe Mr. Herrick took an appropriate step in enabling the company to move forward in a manner that we believe will maximize shareholder value.  In a previous round of ownership, in 2009, Roumell Asset Management supported the Herrick slate and we remain of the belief that we voted correctly.  The Herrick slate immediately improved governance, put an end to egregious executive compensation and put in place first rate managers, the core of which are still in place today.  For these efforts, we applaud the Herrick slate and the leadership of Kent Herrick in particular.  We recognize that agreeing to fundamental change for a company founded and managed by prior family generations is difficult to accept.  We honor Mr. Herrick’s stewardship over the past three years and hope the current management team will continue to benefit from his counsel, particularly regarding product development.  Mr. Herrick represents significant aggregate family ownership, and his industry knowledge is both deep and unique.

We no longer believe outside capital is necessary and want to withdraw our previous recommendation that the board invite, on a preferred share basis, outside investors in on Tecumseh’s turnaround initiatives.  We believe management is up to the task of executing a turnaround plan that should generate significant cash from asset monetization opportunities.

We strongly encourage the board to immediately begin working with the individual, representing a Brazilian company, we identified in our January 14th letter to sell its Brazilian assets.  This will accomplish two things.   First, it will result in a significant cash infusion and effectively allow the company to self-finance its turnaround.  Second, it will allow the company to exit, to the precise extent it desires, its household R & F business, a poor business that does not reliably generate cash.   In effect, this would be like doing a sale leaseback on an office building but then only needing to lease half the space of the building upon sale.  As indicated in the January 14th letter, entering into long-term supply agreements with the buyer for specific compressor lines determined to be appropriate is desirable and doable.   We continue to believe the company should actively push ahead with monetizing non-core assets in India as well, which we believe offer substantial and unrecognized value.

In addition, it is our strong opinion that cash raised from monetizing non-core assets should immediately be returned to shareholders in the form of special dividends.   We fully support the company maintaining adequate liquidity and the necessary funds to appropriately invest in its core commercial business, but we believe shareholders are due excess cash in the form of a special dividend.

Additionally, we want to recommend the board announce its intentions regarding the following issues promptly:

•	An indication that it will at some point in the near future put forth a plan to collapse the A/B share classes into one share class.

•	We recommend that Jim Connor be nominated as the company’s new Chairman, as well as maintain his CEO role.

•	We suggest that Mike Noelke, Executive VP of Global Sales, be considered for a board seat.

Lastly, we are aware of rumors that we believe are legitimate that the company received interest from well regarded private equity firms, for the whole company, at roughly the $8 level.  We commend the board for not accepting any offers at this level.  An outright buyer would not have the benefit of the company’s significant NOLs, approximately $400 million, which even at twenty cents on the dollar, are worth an additional $4 per share to existing shareholders.  If NOLs were transferable, an $8 buyer would likely become a $12 buyer, and still meet its own return objectives.  A private equity buyer of even $8 is building in a long term return that we believe current shareholders should enjoy.  Thus, at this point, we would not support any offer below $10 per share.

We understand the board may not be able to execute on some of these items presented above in the near term, but we believe the company can state its intentions clearly.  With such clarity, we will continue to support this board and its management team.  As we have long maintained, we believe the management expertise is in place to begin a sound restructuring plan that will enable Tecumseh to raise significant cash, become free cash positive and have that cash flow sheltered for years to come.

ROUMELL ASSET MANAGEMENT

/s/ James C. Roumell
James C. Roumell, President